UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

AVIGEN, INC.
(Name of Subject Company)

BIOTECHNOLOGY VALUE FUND, L.P.
(Names of Filing Persons—Offeror)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

053690103
(CUSIP Number of Class of Securities)

 MARK N. LAMPERT
Biotechnology Value Fund, L.P.
900 North Michigan Avenue, Suite 1100
Chicago, Illinois 60611
(312) 506-6500
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
ADAM W. FINERMAN, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300

Transaction Valuation	Amount of Filing Fee

Not Applicable	Not Applicable

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

  ☒  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒    third-party tender offer subject to Rule 14d-1.
☐    issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☒    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

COMBINED SCHEDULE TO AND SCHEDULE 13D

This Schedule TO and combined amendment to the joint statement on Schedule 13D is filed by Biotechnology Value Fund, L.P. (the "Offeror"), and with respect to the Schedule 13D, by the Offeror, Biotechnology Value Fund II, L.P., a Delaware limited partnership (“BVF2”), BVF Investments, L.L.C., a Delaware limited liability company (“BVLLC”), Investment 10, L.L.C., an Illinois limited liability company (“ILL10”), BVF Partners L.P., a Delaware limited partnership (“Partners”), BVF Inc., a Delaware corporation (“BVF Inc.”), Mark N. Lampert, Oleg Nodelman, Matthew D. Perry and Robert M. Coppedge  (together with the Offeror, the "Reporting Persons") pursuant to General Instructions D and G. This Schedule TO relates to pre-commencement communications by the Offeror and, as noted above, also amends the Schedule 13D previously filed by the Reporting Persons.

CUSIP NO. 053690103

1	NAME OF REPORTING PERSON BIOTECHNOLOGY VALUE FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,975,340
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,975,340
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,975,340
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.64%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 053690103

1	NAME OF REPORTING PERSON BIOTECHNOLOGY VALUE FUND II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,364,911
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,364,911
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,364,911
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.58%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 053690103

1	NAME OF REPORTING PERSON BVF INVESTMENTS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,969,764
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,969,764
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,969,764
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.69%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 053690103

1	NAME OF REPORTING PERSON INVESTMENT 10, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ILLINOIS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 509,585
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 509,585
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 509,585
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.71%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 053690103

1	NAME OF REPORTING PERSON BVF Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 8,819,600
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 8,819,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,819,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.63%
14	TYPE OF REPORTING PERSON PN, HC

CUSIP NO. 053690103

1	NAME OF REPORTING PERSON BVF Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 8,819,600
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 8,819,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,819,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.63%
14	TYPE OF REPORTING PERSON CO, HC

CUSIP NO. 053690103

1	NAME OF REPORTING PERSON MARK N. LAMPERT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 8,819,600
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 8,819,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,819,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.63%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 053690103

1	NAME OF REPORTING PERSON OLEG NODELMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -**
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -**
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0 -**
14	TYPE OF REPORTING PERSON IN

**See Item 5.

CUSIP NO. 053690103

1	NAME OF REPORTING PERSON MATTHEW D. PERRY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -**
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -**
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0 -**
14	TYPE OF REPORTING PERSON IN

**See Item 5.

CUSIP NO. 053690103

1	NAME OF REPORTING PERSON ROBERT M. COPPEDGE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -**
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -**
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0 -**
14	TYPE OF REPORTING PERSON IN

**See Item 5.

The following press release was issued by Biotechnology Value Fund, L.P. on January 15, 2009. A copy of the press release is filed as Exhibit 1 hereto and is incorporated herein by reference.

IMPORTANT INFORMATION: BIOTECHNOLOGY VALUE FUND, L.P. HAS NOT YET COMMENCED THE TENDER OFFER REFERRED TO IN THIS STATEMENT. UPON THE COMMENCEMENT OF ANY TENDER OFFER, THE OFFEROR WILL FILE A TENDER OFFER STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION. THAT STATEMENT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER AND SHOULD BE READ BY SECURITY HOLDERS. IF A TENDER OFFER IS COMMENCED, ONE WILL BE ABLE TO OBTAIN AT NO CHARGE (I) THE TENDER OFFER STATEMENT AND OTHER DOCUMENTS WHEN THEY BECOME AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT http://www.sec.gov AND (II) THE OFFER TO PURCHASE AND ALL RELATED DOCUMENTS FROM THE OFFEROR.

Exhibit 1

Contact:
Mark H. Harnett
MacKenzie Partners, Inc.
(212) 929-5877

BIOTECHNOLOGY VALUE FUND, L.P. TO MAKE TENDER OFFER FOR ANY AND ALL
OUTSTANDING SHARES OF AVIGEN AT $1.00 PER SHARE

Tender Offer provides stockholders with a near-term cash alternative if BVF nominees are elected

BVF reaffirms support for downside-protected merger with MediciNova

New York, NY – January 15, 2009 — Biotechnology Value Fund, L.P. (“BVF”) announced today that it intends to make a cash tender offer to purchase any and all of the outstanding common stock of Avigen, Inc. (NasdaqGM: AVGN) (“Avigen”) that BVF does not own at a price of $1.00 per share under the conditions described below. The offer price represents a 35% premium over Avigen’s closing stock price of $0.74 on January 8, 2009, the day prior to BVF’s announcement that it was seeking to remove all incumbent Avigen directors and to elect its own slate of stockholder focused nominees. BVF Partners L.P., the general partner of BVF, beneficially owns an aggregate of 8,819,600 shares of Avigen, or approximately 29.63% of the outstanding shares.

On January 9, 2009, BVF announced that it had delivered a notice to Avigen to call a special meeting of stockholders (the “Special Meeting”) to remove all incumbent directors and elect its own slate of stockholder-focused nominees

The tender offer will be conditioned on the following: (i) BVF’s nominees being elected to the board of directors of Avigen (the “Board”) at the Special Meeting (or otherwise appointed) and constituting a majority of directors on the Board, (ii) the Board redeeming rights issued under Avigen’s poison pill, (iii) Avigen not committing to any strategic transactions or capital-depleting actions, pursuant to the process described by Avigen on January 14, 2009 (or otherwise), and (iv) other customary conditions such as the absence of a suspension in trading or any material adverse change at Avigen.  BVF may increase the tender price if Avigen's unrestricted cash balance increases (for example, as the result of the sale of assets.)  The tender offer is not conditioned on the availability of financing.

Mark Lampert, the general partner of BVF, stated “The tender offer provides stockholders with a choice if BVF’s nominees are elected to the Board:  they can either tender their shares for near-term cash at a premium to the market price or they can retain their shares and participate with BVF in the future of Avigen, whether through a merger with MediciNova, as hoped, or otherwise. This tender is the outgrowth of Avigen’s earlier rejection of our request that the Company provide downside protection for all shareholders.  If elected to the Board, BVF’s nominees intend to pursue the downside-protected transaction proposed by MediciNova, or, if not possible, to consider other alternatives including a complete return of capital.”

Mr. Lampert continued, “Yesterday Avigen announced that it will spend stockholder money on not one, but two financial advisors.  Why?  We believe that Avigen could retain ten financial advisors and it won't change the fact that the risk-reward profile of the proposed merger with MediciNova is extraordinary. We are concerned that this is just another example of the Board wasting stockholders’ assets; we question the Board’s underlying motivation for these actions and whether they are simply trying to remain in office at stockholders’ expense.  In order to ensure no further deterioration of Avigen’s value, we urge stockholders to vote to remove all incumbent directors and elect the BVF nominees.”

BVF expects to file offering materials with the Securities and Exchange Commission and commence the tender offer within a reasonable time. Once the tender offer is commenced, offering materials will be mailed to Avigen stockholders and filed with the Securities and Exchange Commission. Avigen stockholders are urged to read the offering materials when they become available because they will contain important information.

Questions should be directed to the information agent, MacKenzie Partners, Inc., at (800) 322-2885.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES. BVF HAS NOT YET COMMENCED THE OFFER REFERRED TO IN THIS PRESS RELEASE. THE SOLICITATION AND THE OFFER TO BUY AVIGEN’S COMMON STOCK WILL BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT BVF WILL FILE WITH THE SECURITIES AND EXCHANGE COMMISSION UPON THE COMMENCEMENT OF THE OFFER. STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE TENDER OFFER WHEN THEY BECOME AVAILABLE FOR FREE AT THE SEC’S WEBSITE AT WWW.SEC.GOV OR FROM BVF BY CONTACTING MACKENZIE PARTNERS, INC. TOLL-FREE AT (800) 322-2885 OR COLLECT AT (212) 929-5500 OR VIA EMAIL AT TENDEROFFER@MACKENZIEPARTNERS.COM.

Any forward-looking statements contained in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are inherently subject to a variety of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, among others: whether the conditions to the offer will be satisfied; the receipt of third party consents to the extent required for the acquisition, general economic factors, business and capital market conditions, general industry trends, changes in tax law requirements and government regulation. There can be no assurances that any transaction will be consummated. Other important factors that could cause actual results to differ materially are included but are not limited to those listed in Avigen’s periodic reports and registration statements filed with the Securities and Exchange Commission. BVF undertakes no obligation to update information contained in this release.